Mail Stop 3561

September 6, 2007

Barry J. Gordon, Chief Executive Officer
North Shore Acquisition Corp.
175 Great Neck Road, Suite 204
Great Neck, NY 11201-3313

> **Re:** **North Shore Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 9, 2007**
> **File No. 333-145278**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act. Please provide that information in your next amendment and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Inside Front Cover of Prospectus

3. You state that your units "will" be quoted on the Over-the-Counter Bulletin Board on or promptly after the date of this prospectus. Please revise the disclosure here and throughout your document to state that your units "may" be traded on the OTCBB, because there is no guarantee that you will find a market maker to trade your securities. Also, you state that you cannot be sure that your securities will "continue" to be quoted on the OTCBB. Again, please revise this sentence throughout your document to remove the term "continue," as you are not quoted currently on the OTCBB.

Prospectus Summary, page 1

4. Please remove all defined terms in the forepart of your document, specifically in the bullet points to the italicized paragraph at the beginning of your Prospectus Summary section. All defined terms in this part of your document should be clear from their context, if they are not clear, please revise.

5. The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should consider removing or substantially shortening one or more of the subsections in your The Offering section beginning on page 3. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

6. We note the disclosures here and throughout your document that no one has "on your behalf" taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate. Considering the background of your management members, please tell us whether your management members are aware of any possibilities in their separate capacities that they may direct to you afterwards. Considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and intentions in taking part in this company are material to the public's understanding of your company. Please revise to disclose the intentions and all material knowledge in this document of your initial shareholders and management members.

7. In the last paragraph on page 1, you state that if you are unable to consummate a business combination within 24 months from the date of this prospectus, your corporate existence will cease by "operation of corporate law." Please disclose or reference the corporate law upon which you are relying.

8. On page 3, you state that you will sell 1,300,000 "insider warrants" at $1.00 per warrant to officers, directors, and stockholders pursuant to letters of agreements

among you, EarlyBirdCapital, Inc., and the purchasers of the warrants. Here, and throughout your document as appropriate, please disclose who has agreed to purchase the insider warrants.

9. In this regard, please add a statement to the prospectus cover page and elsewhere in your document as appropriate, if true, that the initial stockholders will be using their own funds in making simultaneous private placement warrant purchases and will not be borrowing funds or otherwise financing such transactions. We may have further comment.

10. We note the disclosure on page 8 and elsewhere in the document that the approval of any business combination will require the approval of a majority of the shares of common stock "voted by the public stockholders." Therefore, it appears that a non-vote will have no effect on the approval of any proposed transaction. Please revise here and throughout your document to clearly disclose, if true, that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction.

11. In the discussion of the liquidation of the company on page 8, and throughout your document as appropriate, disclosure should be added to indicate that under Delaware law creditors take priority over stockholders, absent special circumstances, with respect to the assets of a company in the event of the winding up of a company. Also, disclosure should be added to clarify that no distributions may be made from the trust account of the stockholders until provisions for the payment of creditors has first been made in accordance with the applicable provisions of the DGCL.

Summary Financial Data, page 13

12. Please show us how you computed "As Adjusted" working capital, total assets, and total liabilities and explain to us why your classification of deferred offering costs and deferred underwriting discounts is appropriate.

13. We note you intend to value common stock which may be converted to cash at $7.76 per share. Please tell us how you concluded this value complies with the guidance in paragraph 15 of EITF D-98, which states that the initial carrying amount of redeemable securities should be fair value at the date of issue.

14. We note the "As Adjusted" summary financial data reflects the issuance of insider warrants at $1.00 per warrant. Please explain to us how you concluded you are not required to record compensation expense upon the issuance of the warrants. In this regard, please explain to us how you concluded the fair value of a warrant is $1.00 and provide us with your fair value calculation.

Risk Factors, page 14

15. We note your statement in the first italicized paragraph of this section in which you disclose that investors should consider carefully the material risks you describe, which you "believe represent all the material risks related to the offering." Please revise this statement to make clear that you have included all the material risks to you, not just the ones that you believe represent the material risks to you, or remove this statement all together.

16. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

- "Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so." Page 15.

- "An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless" Page 17.

- "If we effect a business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations." Page 26.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 18, the last risk factor on page 20, and the last risk factor on page 25. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 16, second risk factor on page 18, and the first full risk factor on page 21. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive, such as the first risk factor on page 15 and the second risk factor on page 22. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

Barry J. Gordon
North Shore Acquisition Corp.
September 6, 2007
Page 5

If we are forced to liquidate before a business combination and distribute the…, page 14

    17. We note the disclosure in this risk factor that stockholders "may receive less than $8.00 per share" if you are forced to liquidate. It is not clear if there is a circumstance where they would receive $8.00 or more per share. Please revise to clarify.

If the net proceeds of this offering not being held in trust are insufficient to…, page 15

    18. In this risk factor, you state that you believe that upon consummation of this offering the funds available to you outside of the trust account plus the interest earned on the funds held in the trust account that may be available to you "will be sufficient to allow [you] to operate for at least 24 months." Please provide the basis for this belief given that your subsequent risk factor indicates that you require a certain interest rate to fund your business combination search, to pay your tax obligations, and to complete your initial business combination.

If third parties bring claims against us, the proceeds held in trust could be…, page 15

    19. In this risk factor, you state that creditors' claims against the trust could take priority over the claims of public stockholders. Please provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

We may issue shares of our capital stock or debt securities to complete a…, page 18

    20. In this risk factor, you list possible risks to you, in bullet-point form, if you were to issue additional equity securities or debt securities. If any of the risks you discuss in these bullet points are material to you, please include a separate risk factor discussing that risk. If the risks in the bullet points are not material to you, please tell us why you have included them in this risk factor.

Our ability to successfully effect a business combination and to be successful…, page 19

    21. Please disclose the "key personnel" to whom you refer.

Our key personnel may negotiate employment or consulting agreements with…, page 19

    22. Please provide a basis for your belief that the ability of your key personnel to remain with you after the consummation of a business combination will not be the determining factor in your decision as to whether or not you will proceed with any potential business combination.

Use of Proceeds, page 28

23. In your first full paragraph on page 30, you state that the use of net proceeds are estimates and you "may reallocate some of such proceeds within the above described categories." Please note that you may reserve the right to change the use of proceeds, but you must discuss specifically the certain contingencies that could cause you to change the use of proceeds and you must disclose all alternatives for your use of proceeds. See Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results…, page 34

24. In the fourth paragraph on page 35 you disclose that Barry J. Gordon advanced an aggregate of $75,000 to you on July 10, 2007; yet, on page F-10 you disclose that you borrowed only $47,500 under this note. Please revise your disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations section to make clear the total amount of your debt obligation.

Proposed Business, page 36

25. We note your disclosure on page 7 that you have been advised that provisions like the ones in your certificate of incorporation declaring that your amended and restated certificate of incorporation may not be amended prior to your consummation of a business combination may not be enforceable under Delaware law. In an appropriate place in your Proposed Business section, please discuss this advice and disclose the basis for it.

26. On page 34, you state that your "entire activity since inception has been to prepare for [y]our proposed fundraising through an offering of [y]our equity securities." In an appropriate location in your Proposed Business section, please discuss all the activities in which you have been engaged since your inception to prepare for your proposed fundraising through an offering of your equity securities.

Sources of Target Businesses, page 37

27. In this subsection, you state that you "anticipate that target business candidates will be brought to [y]our attention from various unaffiliated sources." Please disclose the basis of this belief, and please further describe the overall industry of blank check companies incorporated to serve as a vehicle for the acquisition of an operating business.

28. You state that you may engage the services of professional firms or other individuals that specialize in business acquisitions and pay a finder's fee,

consulting fee, or other compensation. Please disclose the funds you will use in paying these fees or compensation and how this will affect the limited funds available to you prior to consummating a business combination. In this regard, please consider amending your Use of Proceeds section as required by Instruction 7 to Item 504 of Regulation S-K.

Selection of a Target Business and Structuring of a Business Combination, page 37

29. We note the list of criteria you have included on pages 37 and 38. The list you have is very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors can make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek a third party finder, it would appear that you would have to provide them with a list of criteria they would use to narrow their search. In this event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

Fair Market Value of Target Business, page 38

30. We note your disclosure that the fair market value of a target business or businesses must be equal to at least 80% of your net assets. Please revise your disclosure to clarify in greater detail how you determine the satisfaction of this requirement. Also, please discuss how this threshold would be determined if you used a share exchange. Further, please clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

31. You state that the board will determine the fair market value of any target "based upon one or more standards generally accepted by the financial community." Please clarify the meaning of, or otherwise describe in more detail, the "standards generally accepted by the financial community." Also, in presenting a combination as being in the best interest of your shareholders, please discuss if management will be required to perform its own valuation and analysis and quantify this value for shareholders. If not, please clarify the information that management intends to provide to shareholders regarding valuation of the target. Further, please discuss if management is required to quantify the value of any target prior to entering into any business combination agreement.

32. We note your disclosure that any opinion acquired, if management cannot independently determine the fair market value, will be provided to shareholders who request it. Please revise to clarify how potential investors in the public market will be able to view the information in this opinion if obtained.

Liquidation if No Business Combination, page 42

33. Please disclose your initial stockholders and the exact relationship between your management and your initial stockholders. In this regard, if any of the initial stockholders are not natural persons, please disclose the current business of the entities that are initial stockholders and the efforts made to determine that such entities are able to satisfy the indemnification claims if any arise.

34. You state that you will pay the costs of liquidation from your remaining assets outside of the trust account, and, if these funds are insufficient, certain of your initial stockholders have agreed to advance you the funds necessary to complete the liquidation and have agreed not to seek repayment of these expenses. Please disclose whether you believe that you have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation and the basis of this belief. Also, please disclose whether you believe that the initial stockholders have sufficient funds necessary to complete liquidation and the basis for this belief. Further, please disclose the initial stockholders who have agreed to advance you the funds necessary to complete liquidation and the amount each stockholder has agreed to advance. Finally, please file these agreements as exhibits to your document.

35. Please disclose whether any of your initial stockholders are included in contracts as liable parties to these contracts and discuss their general liability in contrast to the liability of your other shareholders, if any. For instance, please disclose if your initial stockholders were a party to all your contracts, so that a creditor could directly seek remedies from your executive officers that would lessen the liability of your other stockholders.

36. You state that you will seek to have all vendors, service providers, and prospective target businesses execute agreements with you waiving any right, title, interest, or claim of any kind they may have in or to any monies held in the trust account. In light of the fact that the company has not entered into any waiver agreements with any service providers, vendors, or prospective target businesses as of this date, and there is uncertainty as to the extent, scope, and enforceability of both the waivers and any indemnities, please provide the basis for your statements here and elsewhere in your document that creditors' claims against you "will be limited," thereby "lessening the likelihood that any claim would result in any liability extending to the trust."

Comparison to Offerings of Blank Check Companies Under Rule 419, page 45

37. Please revise your table to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

Competition, page 44

38. Please discuss your competitive position in your industry and the methods by which you compete in identifying and effecting business combinations. Also, please discuss the positive and negative factors pertaining to your competitive position and competition methods. See Item 101(c)(1)(x) of Regulation S-K.

Management, page 50

Directors and Executive Officers, page 50

39. You must provide the business experiences of your officers and directors without any gaps or ambiguities over the past five years, including their principal occupations and employment. See Item 401(e) of Regulation S-K. In this regard, and in light of the fact that your officers do not provide you with full time services, please revise the business experience descriptions of your officers and directors to make clear their principal occupations and employment for the last five years.

Conflicts of Interest, page 53

40. We note your statement in the first full paragraph on page 54 that each of your officers and directors has agreed "to present to [y]our company for [y]our consideration, prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to [you] under Delaware law, subject to any pre-existing fiduciary or contractual obligations he might have." Please tell us why this statement is appropriate in that it appears to indicate only that your officers and directors have agreed to follow their fiduciary duties under Delaware law and may give the impression that your officers and directors will present business opportunities to you before they will present them to other entities.

41. In this section, you state that you do not anticipate focusing on target businesses in the aircraft industry, the insurance industry, that are of a certain size, and that are affiliated with any of your existing stockholders. Please tell us why you did not include these attributes or criteria in your Selection of a Target Business and Structuring of a Business Combination subsection on page 37. In this regard, please reconcile this disclosure with your statements throughout your document that you have not established any specific attributes or criteria for prospective target businesses other than that they must have a fair market value that is at least 80% of your net assets.

Principal Stockholders, page 55

42. We note the disclosure that the purchasers of the insider warrants will not sell or transfer their warrants until after completion of your initial business combination. Please revise to clarify if these sales or transfers will be required to be registered.

Certain Transactions, page 56

43. We note you sold 1,250,000 share of your common stock to related parties for $0.02 per share. Please disclose how you determined this price.

Warrants, page 59

44. Please file the warrant agreement as an exhibit to the registration statement.

SEC Position on Rule 144 Sales, page 62

45. Please revise to quantify the securities that are subject to the position discussed in this subsection.

Underwriting, page 63

46. We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Please note that disclosure merely stating that the distribution ends at the closing of the offering is insufficient.

Financial Statements, page F-1

Statement of Operations, page F-4

47. Please show us how you calculated the weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share. See the definition of weighted-average number of common shares outstanding in Appendix E to SFAS 128. Additionally, please disclose the issuance date of common shares in your statement of stockholders' equity. See paragraph 11.d of SFAS 7.

Barry J. Gordon
North Shore Acquisition Corp.
September 6, 2007
Page 11

Note D – Related Party Transactions, page F-10

48. Please describe the agreement providing for the forfeiture of shares by existing stockholders in the event that holders of more than 20% of the shares sold in this offering exercise their conversion rights.

Note E – Commitments, page F-10

49. Please disclose expected timing of the issuance of the option to the underwriter to purchase up to a total of 500,000 units and whether the option will be issued regardless of the status of the registration statement. Also, please disclose all significant terms of the option including those related to exercisability and expiration. In addition, please address the following items:

- Your disclosure that the fair value of the option would be $2.42 per unit, or approximately $978,000 in total, differs from your disclosure of fair value on page 35. Please reconcile these amounts.

- We are unable to recalculate a total fair value of $978,000 based on a per unit fair value of $2.42. Please revise as necessary.

- We are unable to recalculate a fair value of $2.42 per unit using the Black-Scholes model based on the assumptions provided. Please provide us with your calculation, including all assumptions used. Please ensure you tell us the underlying stock price assumed and how you arrived at such price.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

50. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John

Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Alan Miller, Esq.
          Graubard Miller
          Via Facsimile